

Company: GlobeChat, Inc., a Delaware Corporation
Website: info.GlobeChat.com
Facebook: www.facebook.com/GlobeChat
LinkedIn: www.linkedin.com/in/kevin-strom-39ba67

Our Vision: To provide a single unified global communication platform instantly connecting people throughout the world regardless of language or distance.

Summary: GlobeChat® enables people to communicate with others anywhere in the world with video, photos, text, voice-to-text, and audio files on Android, Apple and Windows mobile devices, as well as tablets, laptops and desktops. The platform translates languages real-time within private one-to-one, private group as well as public chat environments allowing for seamless interaction - each person receives messages in their native language regardless of the language of the sender. GlobeChat® offers an innovative search feature allowing a user to easily filter others globally based on age, gender, orientation, religion, political affiliation, education, career, interests, commonalities and more with the results immediately displayed on a colorful map of the world. GlobeChat® allows celebrities such actors, athletes, musicians and politicians to transmit videos, photos, text and audio files to fans as well as take interactive polls. Fans have the ability to send in questions to their favorite celebrities in any language, the celebrity sees the questions in their language, and the response is then translated to all follower's native languages. Celebrities have the ability to send private one-way messages directly to top fans.

History: Founder Kevin Strom has traveled to 60 countries and has always been frustrated with the barriers and limitations of communication - the inability to simply and easily share thoughts and ideas across cultures. In the age of constant advancements in technology no solution existed to easily and effectively break the language barrier. In May of 2011 he diagrammed the concept of what would become GlobeChat® as a means to remove the language barrier, allowing people to instantly connect with anyone, anywhere the world. GlobeChat® combines the best elements of WhatsApp, Skype, Google Maps and a Language Translator to offer a one-of-a-kind global universal communication platform. GlobeChat® was created over several years by a team of 30 programmers and developers. GlobeChat® released worldwide on April 1st, 2016 and has since spread to more than 150 countries.

Why Invest in Chat Messaging?: Some of the fastest growing digital properties in the world are chat applications - messaging apps are the platform of the future. With the rise of messaging apps and bots, the way we use social media throughout the world to share and interact is fundamentally changing. Social media is transitioning from one-to-many communication towards one-to-one communication. Most social activity in 2017 and beyond will no longer occur in public, it will instead continue to transition to private groups and messaging apps. This represents a significant shift in social media from the timelines and news feeds typified by Facebook and Twitter to one-to-one messaging beginning to dominate social media. In 2015 messaging apps surpassed social networks in terms of monthly actives users and the gap continues to widen. The recent IPO of Snap, Inc. (Snapchat's parent company) is a clear example of this trend - a company that generates no revenue, has never reported a profit, lost $514M in 2016, and yet valued at $24B. A $15,000 investment in Snapchat by a California High School five years ago is now worth more than $40M. GlobeChat® is a company in the right place at the right time with massive upside potential.

"The social media phase of the Internet ended…Entrepreneurs and developers still build social applications. We still use them. But there isn't much innovation here anymore…messaging is the new social media…families use WhatsApp groups instead of Facebook. Kids use Snapchat instead of Instagram. Facebook's acquisition of WhatsApp was the transaction that defined this trend." (Fred Wilson, a leading venture capitalist and early investor in Twitter, Foursquare and Tumblr)

"The movement of consumers from public social media to private messaging has been so rapid that Business Insider reported that the combined usage of the top four messaging apps now exceeds the combined usage of the top four social media apps…" (Mark Schaefer, Harvard Business Review)



"A quarter of all downloaded apps are abandoned after a single use. Only instant messaging bucks the trend. Over 2.5 billion people have at least one messaging app installed. Within a couple of years, that will reach 3.6 billion, about half of humanity… Many teenagers now spend more time on smartphones sending instant messages than perusing social networks…" (The Economist)

"Messaging is one of the few things that people do more than social networking." (Mark Zuckerberg, Facebook Founder)

"Messaging apps now have more global users than traditional social networks—which means they will play an increasingly important role in the distribution of digital journalism in the future…" (Tow Center for Digital Marketing)

"Chat apps will come to be thought of as the new browsers; bots will be the new websites. This is the beginning of a new Internet." (Ted Livingston, Kik Founder)

Facebook is the largest social network in the world with 1.6 billion users, however the next four largest global social networks are all chat messaging apps. The popularity of messaging apps are rising and are steadily taking over the social media market. As this trend continues, social apps will either have to shift their offerings to compete, or prepare to have some of their market share absorbed by messaging apps.



Leading social networks worldwide as of April 2016, ranked by number of active users (in millions)

"Apps such as Snapchat, WeChat, LINE, and WhatsApp are sweeping up new users every day, particularly younger consumers who want to share experiences with smaller, specific groups, rather than using public mainstream platforms such as Facebook or Twitter… As people's online and mobile habits become ever more fragmented, companies need to tap into the growing popularity of IM and other emerging platforms. The need for a content-driven approach across IM, social and traditional channels has never been clearer." (Joseph Webb, Global Director of Connected Life Report)

"Traditional social networks center on the idea of users 'broadcasting themselves' to anyone who will listen. The recent growth in messaging app use reflects mobile users' interest in real conversations with closed networks of friends and family…With mobile now the primary screen, chat apps will continue to develop as leaders in the app space, expanding their services and functionality to act as a hub platform aggregating multiple mobile experiences. Now is the time for chat apps to fully engage the huge audiences they have built." (Mark Hardy, Viber CMO)

"The rise of social media changed marketing. Now, before some marketers have even fully adapted to that world, the social web is transforming again. The rise of private social networks and messaging apps will challenge the strategies that marketers developed for public social networks." (Mark Schaefer, Harvard Business Review)

"Advantages to the chat ecosystem include huge, untapped audiences; high engagement through push notifications; unique products like stickers and 'chatbots''; and the opportunity to build community through chat rooms and crowdsourced storytelling…" (Tow Center for Digital Marketing)

Competition: GlobeChat® is most closely aligned with chat messaging applications WhatsApp (USA $41B Valuation), WeChat (China $83B Valuation) and LINE (Korea $9B Valuation). The explosive growth and expansion of these competitors is fueling and propelling the growth of the messaging marketplace as a whole and we are simply riding the wave. We celebrate the success and growth of our competitors as we know a competitor today could very well be our acquiring company tomorrow. We are new and there is still plenty of space for us to individually grow within our own unique niche before we start stepping on any toes, so our immediate focus is dedicated to our own success.

According to Blake Cahill, Global Head of Digital Marketing & Media at Royal Philips: *"...In 2015, mobile phone messaging apps were used by 1.4B consumers and eMarketer predicts that, by 2018, the number of chat app users worldwide will reach 2B, representing 80% of smartphone users worldwide. In a nutshell, it's only a matter of time before everyone and their granny, in practically every country on the planet, are using IM... The future of commerce and customer service could well be a hybrid of IM as it steadily becomes our primary way to interact with companies, buy things, provide service and build loyalty. As the big players (and the many smaller innovators) continue to expand and develop the platforms' potential, it's safe to say we're only at the beginning of what looks to be a long and interesting road."*

What makes GlobeChat® different from WhatsApp, WeChat, Line and all the other larger chat messaging platforms is that we are the first to truly connect the dots globally between countries and cultures as opposed to isolated social pods. Our patent pending multi-lingual simultaneous chat translation feature and our innovative global filtering capability make us highly unique. And now, we simply need to grow.

WhatsApp Inc. which launched in 2009 is a proprietary, cross-platform, encrypted instant messaging client for smartphones (iOS, Android and Windows). It uses the Internet to make voice calls, video calls, send text messages, documents, PDF files, images, GIF, videos, user location, audio files, phone contacts and voice notes to other users using standard cellular mobile numbers. WhatsApp based in Mountain View, California, was acquired by Facebook in February 2014 for $19.3 billion and the valuation has since doubled to $41B. By February 2016, WhatsApp had a user base of more than one billion, making it the most popular worldwide messaging application and also the most popular in 109 countries. The original business model to charge users $1 per year to utilize the service has been abandoned in most markets due to the large number of users around the world without a credit card. In August 2016, WhatsApp announced it will start sharing account information with Facebook, consisting of the phone number of the account owner and aggregated analytical data. The address books and metadata of users are not shared. According to WhatsApp, "…*by connecting your phone number with Facebook's systems, Facebook can offer better friend suggestions and show you more relevant ads if you have an account with them*." This means that Facebook can target advertisements on the Facebook Platform better by making links between users based on the phone numbers, and make "friend suggestions" to its users based on WhatsApp's data. Personal user data is not shared with advertisers, and is only used internally on the Facebook services. It is projected the valuation of WhatsApp will exceed $100B once incorporating revenue-generating components similar to Asian counterparts WeChat and LINE.

WeChat is a cross-platform instant messaging service developed by Tencent in China, first released in January 2011. It is one of the largest standalone messaging apps by monthly active users. As of May 2016, WeChat has more than one billion created accounts and 760 million active users, however 90 percent of all users are located in China. The app is available on Android, iPhone, Blackberry, Windows and Symbian phones. Web-based OS X and Windows clients also exist however require the user to have the app installed on a supported mobile phone for authentication. WeChat provides text messaging, hold-to-talk voice messaging, broadcast (one-to-many) messaging, video conferencing, video games, sharing of photographs and videos, and location sharing. It can exchange contacts with people nearby via Bluetooth, as well as providing various features for contacting people at random if desired and integration with social networking services such as Facebook and Tencent QQ. Photographs may also be embellished with filters and captions, and a machine translation service is available. In China, users who have provided bank account information may use the app to pay bills, order goods and services, send money to other users, and pay in stores. Vetted third parties, known as "official accounts", offer these services by developing lightweight "apps within the app". For work purposes, companies and business communication, a special version of WeChat called Enterprise WeChat was launched in April 2016. The app is meant to help employees separate work from private life. Except the usual chat features, the program lets companies and their employees keep track of annual leave days and expenses that need to be reimbursed, employees can ask for time off or even clock in to show they are at work. Security has been upgraded and companies must register before their employees can use the service. WeChat dominates the Chinese Market however the company has only 70M users outside of the Country. Tencent is making strategic acquisitions to expand their reach globally as well as adding more revenue generating games such as paying $8.6 billion for an 84.3% stake in the Finnish video game company Supercell which created "Clash of Clans". Online games accounted for more than half of Tencent's $15 billion in revenue last year. Global revenue from mobile games is expected to rise 21% to about $37 billion this year, eclipsing console and personal-computer games, according to market-research firm Newzoo BV. Now that WeChat dominates the largest populated country in the world, the company is working to lay roots in other countries to expand and challenge the reach of WhatsApp, starting with the investment in Indian chat company "Hike" which has 100M active users. WeChat has largely failed in India, despite Tencent putting significant money into marketing the app via commercials and partnerships a couple years ago. The partnership with Hike nullifies the complication of competition. Hike founder and CEO Kavin Bharti Mittal stated, "*Even though the [Indian] funding market has cooled, this deal goes to show that the messaging and social spaces are so strong that when someone breaks in, it can give a huge advantage over everyone else…*"

LINE is a proprietary application for instant communications on electronic devices such as smartphones, tablet computers and personal computers. LINE users exchange texts, images, video and audio, and conduct free VoIP conversations and video conferences. The service is operated by LINE Corporation, a branch of South Korea-based Naver. LINE first launched in Japan in 2011, reaching 100 million users within eighteen months and 200 million users only six months later. LINE became Japan's largest social network in 2013. In October 2014 LINE announced that it had attracted 560 million users worldwide with 170 million active user accounts. In February 2015, the company announced the 600 million users mark had been passed and 700 million were expected by the end of the year. LINE was originally developed as a mobile application for Android and iOS smartphones. The service has since expanded to Blackberry OS (August 2012), Nokia Asha (Asia and Oceania, March 2013), Windows Phone (July 2013), Firefox OS (February 2014), iOS tablets (October 2014), and as a Chrome Browser Application (via the Chrome Web Store). The application also exists in versions for laptop and desktop computers using the Microsoft Windows and MacOS platforms. LINE, like WeChat, generates significant revenue from Stickers and Games, and additionally from selling LINE feature character "LINE Friends" merchandise. LINE features a Sticker Shop where users are able to purchase virtual stickers depicting original as well as well-known characters. The stickers are used during chat sessions between users and act as large sized emojis. Users can purchase stickers as gifts, with many stickers available as free downloads, depending on country availability. Purchased stickers are attached to an account and can be used on other platforms. New sticker sets are released weekly. LINE's message stickers feature original characters as well as a number of popular manga, anime and gaming characters, movie tie-ins, and characters from Disney properties such as Pixar. Some sticker sets, such as those that celebrate special events like the 2012 Summer Olympics, are released for only a limited time. There are over 1 billion stickers sent by worldwide users on a daily basis generating $22M of revenue monthly for LINE. NHN Japan created LINE GAME in 2011. Only those with an account to the LINE application can install and play LINE games. Players can connect with friends, send and accept items, and earn friend points. The game range includes puzzles, match-three, side-scroller, musical performance, simulation, battle, and spot-the-difference games. LINE announced its games had been downloaded 200 million times worldwide. LINE Friends are featured characters that are shown in stickers of the application. They include Brown, Cony, Sally, James, Moon, Boss, Jessica, Edward, Leonard, Choco, Pangyo and Rangers. There are physical stores in Japan, South Korea, China, and Taiwan and a Korean online store to purchase LINE Friends merchandise. Occasionally, LINE will have pop up or temporary stores globally. LINE went public on the New York Stock Exchange and the Tokyo Stock exchange in July, 2016. The valuation immediately jumped from $5B to $9B.

How do Chat Apps Make Money?:

	Kik	KakaoTalk	Tango	Nimbuzz	Viber	LINE	WeChat	WhatsApp
Paid for/ Subscription	No	No	No	No	No	No	No	Yes
Advertising	No	No	No	Yes	No	No	No	No
Stickers	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Sponsored stickers	No	Yes	No	No	No	Yes	Yes	No
Official accounts	No	Yes	No	No	No	Yes	Yes	No
Content merchandising	No	No	No	No	No	Coming soon	No	No
Other content – filters, themes…	No	Yes	No	No	No	Yes	Yes	No
Platform SDK incl in-app purchases	Yes	Yes	Yes	Limited	No	Yes	Yes	No
Commerce incl payments	No	No	No	No	No	Coming soon	Yes	No
Music	No	No	No	No	No	Coming soon	No	No
Call termination	No	No	No	Yes	Limited trial	No	No	No

Why Invest in GlobeChat®?: Smartphones have revolutionized the way we communicate with each other and Messaging Apps are the most commercially successful among the millions of apps available across various App Stores. GlobeChat® which launched in April, 2016, already has users in 152 counties and an average growth rate of 25% to 33% monthly in a highly competitive marketplace without a penny in advertising. We have created a unique and innovative niche within one of the hottest technology growth markets in the world with the opportunity to generate escalating revenue in perpetuity. GlobeChat® is in the right market at the right time and the upside is massive. We studied the market and incorporated the best features of each competitor and then added several unique patent-pending features to differentiate ourselves. Like WhatsApp we are global without boundaries; Like WeChat we will phase in the 'swiss army knife' approach to messaging; Like LINE we will incorporate stickers and games to generate revenue. In addition to combining the top features of our competitors, we have added a patent-pending multi-lingual simultaneous translation engine, a patent-pending global filter search functionality, and an innovative map view to easily search users throughout the world. We have entered this race very early and there is room for GlobeChat® to join the global messaging mix - we simply need to grow our MAUs to be added in the conversation. We are experiencing the same growth rates as the early years of WhatsApp and the good news is our users are evenly spread throughout the world including early success in several highly desirable markets such India, Brasil, Indonesia and The United States. The global disbursement of our users without boundaries is occurring naturally and provides us a long-term advantage over the geographically limited WeChat and LINE. WeChat has banned Facebook, WhatsApp and LINE in China and although they dominate the market are struggling to gain traction outside of the Country. LINE's user growth has slowed to a halt in recent quarters, plateauing at 218 million monthly actives in March. Despite being highly profitable, LINE has struggled to gain traction in markets outside Japan, Thailand, Indonesia and Taiwan. There is nothing separating GlobeChat® from WhatsApp, WeChat, LINE with the exception of a large active user base. We intend to dedicate most of the current seed round towards user acquisition and business acceleration to rapidly put ourselves in the messaging app conversation as the market continues to expand. We are very well positioned and simply need funding to add users.

GlobeChat® Analytics: GlobeChat® is attracting an older more stable audience with two-thirds of users in the range of 31 to 50 years of age which is similar to WhatsApp, while WeChat and LINE appeal to a much younger audience, the majority between 16 and 34 years old. User surveys indicate many are travelers, interact socially and have an interest in learning about foreign cultures. Others indicate primary usage on GlobeChat® for business, schooling/education/language learning and dating.

Users Percentage By Age Group:

13-20 Years Old = 17.6%
21-30 Years Old = 6.7%
31-40 Years Old = 51.2%
41-50 Years Old = 17.1%
51-60 Years Old = 5.8%
61+ Years Old = 1.6%

Mobile Users By Device:

Android = 68.9%
iOS = 14.8%
Windows = 16.3%

Number of Users By Language (Top 10):

1. English
2. Spanish
3. Arabic
4. French
5. Portuguese
6. Turkish
7. Indonesian
8. Russian
9. German
10. Italian

Number of Users By Country (Top 20):

1. United States
2. India

3. Brazil
4. Indonesia
5. Morocco
6. Pakistan
7. Turkey
8. Phillipines
9. Iran
10. Egypt
11. Columbia
12. United Kingdom
13. Nigeria
14. France
15. Italy
16. Spain
17. Russia
18. Mexico
19. Thailand
20. Germany

How Big is The Market?: Chat applications represent some of the fastest growing digital properties in the world - messaging apps are the platform of the future. Snap, which which is a company not making any money yet, is now worth more than Delta, Target, CBS, Activision Blizzard, eBay, General Mills, Marriott and 378 of the companies in the S&P 500. With the rise of messaging apps and bots, the way we use social media throughout the world to share and interact is fundamentally changing. Social media is transitioning from one-to-many communication towards one-to-one communication. Most social activity in 2017 and beyond will no longer occur in public, it will instead continue to transition to private groups and messaging apps. This represents a significant shift in social media from the timelines and news feeds typified by Facebook and Twitter to one-to-one messaging beginning to dominate social media.

GlobeChat® Founder: Kevin Strom is a Chicago native and 1992 Graduate of Northern Illinois University in DeKalb, Illinois, with a B.A. in Corporate Communications. Kevin has 15 years of professional management experience in Telecommunications Sales and Marketing of emerging wireless digital video and data technology with AT&T in Los Angeles, California, leading the Government, Education and Medical Teams in Southern California and Hawaii. He has been a featured speaker for the wireless industry at conferences and summits throughout the US with extensive personal relationships within the wireless industry. Kevin additionally has experience within the entertainment industry as a Founder and Managing Partner at Red Sky Media, producing several feature films with domestic and international distribution through Lionsgate and MTI.

Having been immersed in telecommunications from 1999 to 2014, Kevin recognized very clearly two emerging trends: the globalization of communications for personal and business purposes; and the imminent growth and expansion of personal messaging applications. He designed an innovative solution to not only solve an existing global problem caused by the language barrier, but also created a highly unique patent-pending niche within the market to differentiate from larger competitors.

Intellectual Property:

US Trademark # 86588922 "GlobeChat®" (Officially Registered July 5th, 2016)
US Patent # 14726318 (Pending and Awaiting Review, Submitted May 29th, 2015)

Patent: *"System and Method for Multi-Lingual Networking and Communications"*

Summary: Sending a message in one language to multiple recipients simultaneously, each of which would receive the message instantly in their own language. Replies in turn would also automatically and instantly be translated to all other recipient's individual languages.

The patent additionally details global filtering capabilities allowing a user to search all other members of the network worldwide based on age, gender, relationship status, career, education, language, location, political views, religion, hobbies and interests.

Media:

OC Register: http://www.ocregister.com/articles/strom-710395-company-people.html
OC Business Journal: https://nwhm.com/sites/default/files/pdfs/3.21.16_OCBJ_MarywoodHills.pdf
Commercial: https://www.youtube.com/watch?v=O146AClfpb4
Explainer Video: https://www.youtube.com/watch?v=ZK42NnkfTcM&t

Recognition:

Champion - 2016 Tech Coast Angeles Fast Pitch Competition (#1 of 120 companies)
Finalist - 2016 Startup Battle in London, UK (#2 of 350 companies globally)
Finalist - 2016 Orange County Business Journal Innovator of The Year
Finalist - 2016 Orange County Tech Alliance Innovator of The Year
Finalist - 2016 Web Summit Global Startup Competition in Lisbon, Portugal
Finalist - 2016 Phocuswright Travel Industry Catalyst of The Year Award
Finalist - 2017 Orange County Excellence in Entrepreneurship Award
Nominee - 2017 Ernst & Young Entrepreneur of The Year Award

Funding Usage: Funding will be utilized for advertising and marketing; expansion and implementation of new features and functionality including stickers and games; technical development to include enterprise-level and API chat; salaries for key staff additions; monthly fees for Amazon Web Services (servers), Bing Translator API, Google Places API, Google Maps Time Zone API, Open Weather Map API and Authy/Twilio API; technical support; media; standard legal fees; and additional intellectual property patents.

Valuation: We are focused on growth. GlobeChat® is a free App with the primary objective to maximize the number of active users on the platform to optimize company valuation. Facebook reached 1B users in 8.7 years and has a current value of $245B. WhatsApp reached 1B users in 6.8 years and was acquired by Facebook for $19.3B (since acquisition the value has grown to $41B). WeChat has 760M users and a valuation of $83B. LINE has 218M users and a valuation of $9B. Established Chat Messaging Applications are actively investing and tend to acquire promising, growing or strategic competitors at inflated valuations. GlobeChat® is growing most rapidly in several highly desirable and competitive markets including The United States, India, Brasil and Indonesia.

Summary: The rise of messaging apps indicates several key trends: An appetite for one-to-one or small group communication: Social networks act primarily as broadcast tools built around news feeds filled with friends, family, and acquaintances. In contrast, messengers allow people to talk privately with the people they most care about. Secondly, a turn toward privacy: A recent Frank N. Magid Associates survey of U.S. teens found that only 9 percent describe Facebook as "safe" or "trustworthy." Chat apps may also feel "trustworthy" to young users by offering a reprieve from the watchful eye of parents and employers that have infiltrated traditional social networks. Social media is clearly moving from one-to-many communication to one-to-one communication. Most social activity in 2017 and beyond will transition to private groups and messaging apps. We have a completed functioning platform which is now live throughout the world and growing organically. GlobeChat® incorporates the best features of existing successful platforms while adding several highly unique differentiating patent-pending features.

GlobeChat® Contact Information:

Kevin Strom
Founder & CEO
GlobeChat, Inc.
29200 Paseo Carmona
San Juan Capistrano, CA 92675
(949) 285-2000
kevin@GlobeChat.com
info.GlobeChat.com